FORM OF 425 FILING (PRIOR TO FILING OF FORM S-4)

FILED BY NETFLIX, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WARNER BROS. DISCOVERY, INC.

COMMISSION FILE NO. 001-34177

Operator (Jen):	Welcome to the Netflix to Acquire Warner Brothers conference call. Our host for today’s call is Spencer Wang. At this time, all participants are in a listen only mode. Later, we will conduct a question and answer session. I would now like to turn the call over to your host, Spencer Wang. You may begin.

Spencer Wang:

Thank you, operator. And good morning everyone. Thanks for joining us on such short notice to discuss our agreement to acquire Warner Brothers. You can find more information about the transaction and a press release on our investor relations website at ir.netflix.net. Today’s call is also being webcast. After the call, we’ll post a replay and transcript and our investor presentation on our website. Joining me for today’s call are co-CEOs, Greg Peters and Ted Sarandos and our CFO, Spence Neumann. We’ll now run through a quick presentation and transaction summary, and then we’ll open it up to Q and A. As a reminder, we will be making forward-looking statements subject to risks and uncertainties.

Please read our cautionary statement at the end of this presentation. You may find further information on the risks and uncertainties that apply to any forward-looking statements in Netflix’s and WBD’s SEC filings on our respective investor websites. With that, let me turn the call over to our co-CEO, Ted Sarandos.

Ted Sarandos:	Thank you, Spencer. And good morning, everyone. This is a big day. We’re really beyond excited to welcome Warner Brothers to Netflix. And I want to start by thanking David Zaslav, the Warner Brothers management team, the Warner Brothers Discovery board of directors for trusting us with this incredible legacy of world-class storytelling. To recap the news, I’m sure you’ve all seen. Earlier today, we announced an agreement to acquire Warner Brothers, including its film and TV studios, HBO Max, and HBO, in a cash and stock transaction with a total enterprise value of approximately $82.7 billion. This acquisition brings together two pioneering entertainment companies.

The transaction is expected to close between in the next 12 to 18 months and follow the previously announced separation of WBD’s global networks division, Discovery Global. The acquisition is also subject to regulatory approvals and approvals by the WBD shareholders and all the other customary closing conditions. Our plan is to continue to operate the iconic Warner Brothers motion picture and television studios, including HBO and the theatrical film releasing. I’m grateful to David for agreeing to run the company until the transaction is complete. I know some of you are surprised that we’re making this acquisition, and I certainly understand why.

Over the years, we have been known to be builders, not buyers. We already have incredible shows and movies and a great business model, and it’s working for talent, it’s working for consumers, and it’s working for shareholders. But this is a rare opportunity, and it’s going to help us achieve our mission to entertain the world and to bring people together through great stories. We’ve built a great business, and to do that, we’ve had to be bold and continue to evolve. Remember, we started off as a DVD by mail company. Then we moved to streaming, to producing original content, live programming from a US centric business to a global business.

In a world where people have so many choices, more choices than ever, how to spend their time, we can’t stand still. We need to keep innovating and investing in stories that matter most to audiences, and that’s what this deal is all about. The combination of Netflix and Warner Brothers creates a better Netflix for the long term. It sets us up for success for decades to come. Warner Brothers has some of the best entertainment in the world, period. From the top film franchises like Harry Potter, brands like the DC Universe, shows like Friends and Game of Thrones, as well as both Warner Brothers TV and film production and HBO and HBO Max programming.

HBO Max also has a large and loyal audience with a streaming subscriber base of roughly 100 million across a hundred markets. Finally, Warner Brothers is a world-class organization, recognized as a leading supplier of television and powerhouse in the films entertainment. HBO and HBO Max also provide a compelling, complimentary offering for consumers. We expect these businesses by joining forces, we are creating a stronger organization than either of us could have achieved alone. We have the innovation, global reach, and the best in class streaming service to bring these franchises, brands, shows, and movies to a larger audience than ever before.

And that’s why we think this deal makes so much sense. Netflix and Warner Brothers really do compliment each other. Together, we can give audiences around the world even more value and choice and get one step closer to being the most loved and the most valued entertainment company. Warner Brothers has helped to find the last century of entertainment and together we can help define the next one. And with that, I’m going to turn it over to co-CEO, Greg Peters, to talk more about the strategic rationale for the deal.

Greg Peters:	Thanks, Ted. I just want to take a few minutes to elaborate on why this deal makes strategic sense for Netflix, for Warner Brothers, and all the stakeholders that we serve. First and foremost, consumers. This deal provides greater choice and value for consumers. Warner Brothers has one of the world’s deepest libraries of IP, of films, of TV shows, and for our members, that means more bang for their buck. It means a wider variety of high quality shows and movies. It’s also great for Warner Brothers and for the creators that they work with. Our global audience, our high expertise in streaming, that all means that their stories are going to reach more people.

They’re going to attract more fans than they do today. This combination will also strengthen the entertainment industry in a couple of key ways. Warner Brothers, of course, has got extensive studio assets, they’ve got great capabilities, including a leading television studio, and this acquisition will allow us to significantly expand our production capacity in the United States and keep investing in original content over the long term. That means more opportunities for creative talent means more jobs created across the entire entertainment industry.

Warner Brothers IP also means that we’ll be able to build on worlds and characters that audiences absolutely love, which means more opportunities for creators to tell those great stories. Finally, we expect this transaction to create value for our shareholders. Warner’s IP and library accelerates our ability to execute on the goal that we’ve always had to deliver more and even better content for our consumers and to entertain the world. By offering audiences more of what they love, we expect to attract and retain more subscribers, drive more engagement, and generate incremental revenue and operating income.

We think this acquisition will make Netflix even better and accelerate our business for decades to come. Tell you a little bit more about that and to go over the details of the transaction, I’m going to turn it over now to our chief financial officer, Spence Neumann.

Spence Neumann:	Thanks, Greg. So, let me walk you through some of the key financial details of the deal. We’re acquiring Warner Brothers in a cash and stock transaction valued at $27.75 per Warner Brothers discovery common share. WBD shareholders will receive $23.25 in cash and $4.50 in shares of Netflix common stock for each of WBE common stock outstanding at the close of the transaction. The stock consideration has a collar mechanism to protect both sides, which is further detailed in our press release and our recently filed 8K.

As Ted mentioned at the beginning of the call, this deal will close after WBD separates its global networks division, Discovery Global, into a new publicly traded company, which is now expected to happen in Q3 of 2026. Our transaction, which has been unanimously approved by the boards of both Netflix and WBD is expected to close in 12 to 18 months, subject to customary closing conditions, including WBD shareholder and regulatory approvals. The equity value of this acquisition is $72 billion, and the enterprise value is $82.7 billion.

We intend to fund the transaction through a mix of cash on hand, new debt financing, and stock, which we detail on this deal summary slide. We expect Warner Brothers to generate roughly $3 billion in EBITDA in 2026, and with the addition of an expected roughly two and a half billion dollars in run rate cost savings, that implies Warner Brothers EBITDA of approximately five and a half billion dollars, and a post synergy enterprise value to EBITDA acquisition multiple of 14.3 times. In addition to the strategic benefits that Greg outlined, we expect to derive a number of financial benefits from this combination.

First, by offering more TV series and films to members, Netflix expects to attract and retain more subscribers and grow engagement, revenue, and operating income. As I just mentioned, we also expect to realize at least $2 to $3 billion of annual cost savings by the third year post-closing, and we expect the deal to be accretive to GAP EPS by year two post-closing. And post-close, we’re committed to maintaining a healthy balance sheet and our solid investment grade credit ratings.

We expect proforma leverage to be elevated at closing with a clear plan to bring that back under rating agency targets for our current ratings within two years after closing. While we’ll prioritize deleveraging during this period, we also expect to continue share repurchases. We are excited about what this combination means for Netflix. You heard that from Greg and Ted. This deal gives us more tools to innovate and grow. We’re continent and will help drive long-term value for our shareholders for years and years and decades to come. So, with that, I’ll hand it back to Greg for a few closing thoughts before we open it up for questions.

Greg Peters:	Thanks, Spence. And before we move to that Q and A, I think it’s worth just reiterating the bottom line for us in this deal, and that’s that we think this deal is really good for all of our stakeholders. It’s going to mean more options for consumers. It’s going to mean more opportunities for creators, more value for our shareholders. Together, we’ve got the chance to bring great stories, cutting edge innovation, and more choice to audiences everywhere, and we can do that all while preserving the century of incredible storytelling that makes Warner Brothers so special.

I know I speak for Ted, for Spence, for the rest of the Netflix leadership team when we say we are really looking forward to working with Warner Brothers’ exceptionally talented teams to deliver the absolute best entertainment for our members around the world. With that, operator, let’s open the call for questions.

Operator (Jen):	Thank you. If you would like to ask a question, please press star one on your telephone keypad now. You’ll be placed into the queue in the order received. Please be prepared to ask your question when prompted. Once again, if you have a question, please press star one at this time. And our first question will come from Ben Swinburne, Morgan Stanley.

Ben Swinburne:	Thank you. Good morning. Grats. I’m sure there’s a lot of hard work to get to this point. [Inaudible 00:12:55]. Yeah, you guys are spending quite a bit of money to acquire this asset, obviously much larger acquisition before, 70 billion plus. So, you must think you can create value for your shareholders. You talked about that a bit in the prepared remarks and make these businesses worth substantially more than what you’re paying. So, could you talk about how that happens at a high level? Because the release talks about both leveraging this IP on Netflix, but also continuing to run the businesses as is. And to some degree, there’s no free lunch, right?

It’s one or the other, at least on a specific show or film basis. So, I’d love to hear more about how you think this ultimately creates value for your shareholders and specifically how you think about running these two businesses, the studio and HBO in the long term, alongside obviously the core Netflix business. Thank you.

Spence Neumann:	Yeah, maybe I could kick it off with the HBO side of things and maybe Ted handed to you on the studio side. Ben, you say there’s no free lunch and I get the fact that there’s no free lunch, but there is actually some positive dynamics in bringing complimentary assets together and having essentially more levers and more options to figure out how we deliver value to customers. I would start by saying the HBO brand, the HBO service, they’re clearly valued. They’ve proven that they can attract a bunch of subscribers.

We believe that actually having more room to figure out how we allocate that content across a range of offerings, how we think about bringing that into our plans offering today will actually unlock value that isn’t being unlocked today. And one of the most obvious things to think about here is that we believe we’ve got the best tool for connecting incredible stories with people around the world. And we think actually bringing more of that Warner Brothers content into that tool, if you will, will just unlock value in and of itself. Ted, maybe I’ll turn it over to you on the studio side of things.

Ted Sarandos:	Yeah. Well, first I’d say a All these assets, what we think is is that these assets are more valuable in our business model and our business model is more valuable with these assets. So, I just think it really is a win-win in that way, Ben. On the studio side, obviously they’ve had a great summer proving that this is an incredible creative machine. And I just think that our complimentary business model, both in ways to bring content closer to consumers and to better offer more and more value. Also, to create a new IP universes for us to create in and to grow in. They’ve got a hundred years of creative and development experience. We’ve been at it for a little over a decade.

Thrilled with our progress and how we’re doing. I think these things coming together really is one of these one and one equals three or four models. And I think our more modern approach to the business model to connect people with these great stories is going to be a big win for every constituent involved.

Spence Neumann:	And maybe it’s worth noting that we’re not talking about reinventing anything here. This is actually a lot about supporting the existing flywheel that we’ve got. We think about if you bring great stories and you find a great way to distribute and connect with lots of people around the world, you drive more engagement, that drives better retention, better acquisition. That basically is the flywheel that supports revenue and profit for our business.

Ben Swinburne:	Thank you. Helpful.

Operator (Jen):	Thank you. Our next question comes from Rich Greenfield, LightShed Partners.

Rich Greenfield:	Thanks for taking the question. I think the most obvious is why now? You could have bought Warner Brothers when the stock was at six, nobody wanted it. Skydance was tied up buying Paramount. Like you had a unique window of time. Is there a reason now in terms of like looking at the need to accelerate engagement or I guess what was it about this timing that it became so important to go after this asset now? And then I think I just have to ask, Greg, you came to the Bloomberg conference and you made a very specific quote that there is a long, long history of media transactions that do not end well.

I guess for everyone listening, why is this going to end differently than every other media transaction essentially of this scale and history?

Ted Sarandos:	Greg, before you go to that quote, Greg, I think it’s worth pointing out, Rich, that why now? It wasn’t for sale before. And they certainly hadn’t cleaned up the assets or separated the assets in the way that they have right now. So, I think that goes to the why now. And Greg...

Greg Peters:	Yeah, that’s great, Ted. I think so. And just to reiterate, Rich, I think the question behind your question, look, we’re very excited about our organic growth situation right now. We’re doing a great job delivering double-digit revenue growth. We’ve got key opportunities for growth in the business. So, this isn’t really reacting in any situation, which I think is what you’re pointing at. And to Ted’s point, we didn’t think this asset was for sale in this way until right now. So, I love the fact you referenced my statement of Bloomberg. It was a more complete statement. I think a balanced statement that got reported in the press, but I think it is true.

Historically, many of these mergers haven’t worked, some have, but you really got to take a look at this on a case by case basis. A lot of those failures that we’ve seen historically is because the company that was doing the acquisition didn’t understand the entertainment business. They didn’t really understand what they were buying. We understand these assets that we’re buying. The things that are critical in Warner Brothers are key businesses that we operate in and we understand. A lot of times the acquiring company, it was a legacy non-growth business that was looking for a lifeline that doesn’t apply to us. We’ve got a healthy growing business that we’re super, super excited.

So, we’ve got a clear thesis about how the critical parts of Warner Brothers accelerate our progress. We also know, look, it’s going to be a lot of hard work. We’re not experts at doing large scale M and A, but we’ve done a lot of things historically that we didn’t know how to do. We put our minds to it, we iterated, we put the right energy on it, and we’ve shown that we can work the problem and be successful and execute. So, whether it’s going from DVD to streaming or US to global or licensing to originals, all those are examples of us getting in, sorting it out, and ultimately iterating over time and being able to deliver on the promise of the opportunity that we see.

Rich Greenfield:	Thank you.

Operator (Jen):	And we’ll move next to Steven Cahall with Wells Fargo.

Steven Cahall:	Thank you. Good morning. So, first, just wanted a little more clarity on how you’re envisioning HBO. Spence, I think you talked about the subscriber and engagement benefits to the transaction. And Ted, I think you said that HBO would remain in some shape or form. So, should we think about HBO as being an entirely separate service for the long term, or could it be a hub inside of Netflix where the brand remains so significant as it is today, but there is a bigger synergy inside Netflix to members? And then just on the content side of things, I mean, I think about this as an acceleration of future content spend into this $83 billion enterprise value for studio and library.

I don’t know if that’s exactly how you think about it, but how do you think about content spend for the combined company on a pro forma basis and what kind of savings would you expect from Netflix’s content spend given this big library and studio you’re acquiring? Thank you.

Greg Peters:	Sure. Great. Yeah, I’ll kick it off with the first one then, yeah, maybe hand it over to Ted. So, start by saying that we think it’s quite early to get into the specifics of how we’re going to tailor this offering for consumers. So, we’re probably going to not satisfy the full intent of your question, but needless to say, we think the HBO brand is very powerful for consumers. We think that the offering could constitute and would constitute part of our plans and how we structure those for consumers.

And then that gives us a lot of options to figure out how do you package things in different ways to make sure that we’re maximizing the value for consumers and maximizing the value of the assets that we’re then being able to present. And Ted, I’ll turn it over to you for the studio side of things. Hey guys, we have a little feedback.

Steven Cahall:	Yeah.

Greg Peters:	Steve, can you mute your phone please?

Steven Cahall:	Yep. Yeah.

Ted Sarandos:	Yeah, you should think about this as a continuation of the content spend for Netflix, for HBO and for the studio. They have a slate of content that goes through. We think that the HBO model itself is working and quite beloved by consumers and want to keep investing in that along the way, investing as planned in Netflix as well.

Spence Neumann:	Yeah, I just want to reinforce that you have both things that were said here. First, we’ve got a lot of value levers in this deal to continue to grow our business across the combined business, across revenue and profit. There’s between the driving that engagement revenue profit flywheel that Greg talked about a bunch and then optimizing across these two complimentary streaming services and delivering more value to members. So, we’re not going to get into specifics today. We obviously have a lot of work to do. We have thoughts on it, but there’s a lot of time to work through our operational plans.

And in terms of that content investment, it’s fair to think about it as that it does accelerate our ability to deliver more and more great storytelling to members, because we’ve been in the original content business for about a decade and as Ted talked about. Now we also have a studio with a hundred years of history and storytelling and so forth. So, that makes us stronger. But the key is that the combined is we’re going to continue to grow our content investment. We’ll grow it in a very disciplined way. I’m sure there’ll be some efficiencies along the way, but we’re going to continue to grow that content offering and entertainment offering for our members. Operator, next question, please.

Operator (Jen):	Thank you. And I would like to remind the audience if you have a question, you can signal by pricing star one, and we also suggest you mute your line when you’re not speaking through help reduce any background noise. We’ll move next to Robert Fishman, MoffettNathanson.

Robert Fishman:	Good morning. Ted, you’ve been focused on keeping the value of Netflix content exclusive to your platform, mostly avoiding theatrical releases. So, can you just discuss why do you plan to change that strategy now with the Warner Brothers theatrical releases, or would you be open to evolving Netflix’s release to a day and date type of tentpole strategy in the future? And then maybe just on a related note, when we think about all the third party licensing that Warner Brothers Studio does today, how is that going to evolve over time, both in the US and internationally? Thank you.

Ted Sarandos:	Sure. So, reminder, we’ve released about 30 films into theaters this year. So, it’s not like we have this opposition to movies into theaters. My pushback has been mostly in the fact of the long exclusive windows, which we don’t really think are that consumer friendly. But when we talk about keeping HBO operating largely as it is, that also includes their output movie deal with Warner Brothers, and which includes a life cycle that starts in the movie theater, which we’re going to continue to support. I wouldn’t look at this as a change in approach for Netflix movies or for Warner movies for that matter.

I think over time, I think the windows will evolve to be much more consumer friendly to be able to meet the audience where they are quicker, all those things we’d like to do. But I’d say right now, you should count on everything that is planned on going to the theater through Warner Brothers. We’ll continue to go to the theaters through Warner Brothers. And Netflix movies will take the same strides they have, which is some of them do have a short run in the theater beforehand, but our primary goal is to bring first run movies to our members because that’s what they’re looking for. And up until now, this was not our business model. I said that many times.

We are acquiring a business that is part of their business model, and we intend to continue with that.

Robert Fishman:	Anything you want to say on third party?

Ted Sarandos:	Oh, sorry. Third party production. Yeah, similarly, we’ve not produced for third party through our studios. They do, and they’re quite successful at it, and we want to keep that successful business operating, producing for third parties as well. Netflix studios doesn’t plan to have any change in that model. We’ll continue to produce for Netflix, but the Warner Brothers Television Studio will be producing for third parties to continue to.

Greg Peters:	Thanks, Ted. Operator next question, please.

Operator (Jen):	Thank you. That comes from John Hodulik with UBS.

John Hodulik:	Great. Thanks. And congrats on the deal. Just could you guys talk a little bit about your thoughts on your expectations from an engagement standpoint? It would seem that just adding the engagement you’re seeing on Netflix and HBO would understate the benefits you would get, just given the Netflix effect we’ve seen with previous content. And then aside from that, just what this transaction could do to your ad business. It would seem in this crawl, walk, run, this would accelerate you guys to the run phase much quicker.

And then lastly, any change in terms of the importance of sports content, just given the broader platform, the broader reach you guys have, just the importance you take in terms of adding live content and sports to both platforms going forward. Thanks.

Ted Sarandos:	Can you jump in with the ads, Greg?

Greg Peters:	Yeah. So, on the engagement question, you’re right. And I think it’s implicit in the core thesis we have around the deal that there’s value creation and complementarity in the two, bringing the two companies together, that we would expect the ultimate engagement over time exceeds just the linear combination of the two separate engagements, because we think we can actually bring better distribution, a better product experience, better discovery and choosing to the titles that Warner Brothers has. So, concur with your thesis there. On the ads question, there’s two really components or two vectors. I can think about how do we build a future, continue to build a future into ads.

One is call it reach and engagement, how we get more audiences on board, and clearly more engagement, more hours through the combination we just talked about drive the component of that. Another component of this though is actually the technology that allows us to deliver more value at any given hour of engagement or any given impression. And so, that’s something that this deal doesn’t actually add to. That’s something that we’re continuing to build on our own. We got a good roadmap there though, and we’re super excited about it and we’ve been executing that roadmap with high velocity.

So, I think we’re bringing that organic capability that we’ve been building and been very happy with the results so far into now more engagement and that’s where I think the value in this deal comes from on the ad side. Ted, do you want to talk about sports?

Ted Sarandos:	Yeah, I agree. And I don’t think you should look at this as any change in our sports strategy at all.

John Hodulik:	Got it. Thanks guys.

Ted Sarandos:	Thanks.

Operator (Jen):	And our next question will come from Jessica Reif-Ehrlich with Bank of America.

Jessica Reif-Ehrlich:	Thank you. I guess one, it doesn’t sound like you’re changing at least initially any of Warner Brothers operations. So, if you’re thinking about it differently, I’m just curious to hear your thoughts on that. Warner Brothers has the most successful and the deepest film and TV library, and you talk about creating universes. Can you just share your thoughts on how you plan to exploit differently or more deeply than it’s been done and the cost savings, where will they be coming from?

Ted Sarandos:	So, look, on the IPA, you should think about ways that you can explore all these IP universes beyond that of just making 10 pole movies. You can see we had some early success in digging deep into these bigger pools of IP. They just spinoffs. I mean, there’s a good example I think would be prior to Wednesday, the Adams Family probably didn’t carry that much value for MGM. I think that we have the ability to unlock storytelling and world building out of this existing IP in ways that are even difficult to imagine today. So, we’re really excited about it. And examples would be some of the earlier moves from the DC universe for things like Penguin as we have turned into great television. I think those opportunities are pretty limitless.

Spencer Wang:	And Ted, do you see opportunities maybe also in development?

Ted Sarandos:	Yeah. I mean, I think I said before that the development infrastructure, the development experts at Warner Brothers has been building for 100 years. We have been the original content business for about a decade running as fast as we can. So, really not investing in developing that much expertise in our development work. So, that development pool I think will also be a very valuable asset for us.

Spencer Wang:	K-pop came out of that.

Ted Sarandos:	I mean the examples of that, of course, would be what we saw with our Sony deal. K-pop Demon Hunter was one of these projects that was deeply developed for many years before it was decided not to be produced at Sony. And then similar to the next few months, we have a movie coming out called People You Meet on Vacation, which was also something out of the deep development pool. Our deep development pool is quite shallow. So, we’re moving pretty quick in how we bring development to the screen. I think this will accelerate that dramatically. Plus, the cost energy, Spence?

Spencer Wang:	Yeah, yeah, sure. So, we talked about roughly $2 to $3 billion of synergies in the first few years of the transaction. And think of that as if that’s a two and a half billion dollar number and the midpoint. It’s mostly SG and A. So, think of it as support areas of the business where there’s overlap. There’s also overlapping tech stacking capabilities. So, that’s the bulk of what we’re talking about there. There will be presumably some content efficiency in there over time as well, but that’s not the bulk of the savings. Operator next question, please.

Operator (Jen):	Thank you. We’ll move next to Kannan Venkateshwar with Barclays.

Kannan Venkateshwar:	Thank you. So, maybe starting with some of the obvious concerns people have had with the deal and the synergies, I mean, HBO and Netflix presumably overlap significantly when it comes to subscribers. Sounds like you want to keep the businesses separate, but presumably over time, these would be combined in some way, a bundle or something along those lines. So, it would be great to hear your thoughts on how you handle those, the synergies that might arise from the deal. And then secondly, I mean, when you think about the content scale, I mean, you’re spending $80 billion buying this asset. Presumably, there will be a pipeline of content development to back up this investment.

And sounds like Netflix is not going to bring down its normalized content spend significantly. So, when you combine the two, it sounds like content investment as a proportion of revenues cost of two companies actually goes up. So, are we reading that right? I mean, could you just expand on how you plan to deal with some of these items next?

Ted Sarandos:	Yeah, can I just have that last one first maybe?

Greg Peters:	Sure.

Ted Sarandos:	What I second is that we’re going to be continuing to grow our combined content investment across the company. But I also said there’s efficiencies over time. So, think of it as it’s content spend growth, but we’re not going to tell you exactly what those numbers are. We’re not putting projections out there right now, but think of it as that as we’re spending, we’re also a more scaled business. So, we expect to continue to improve our profits, our margin profile over time. So, don’t think of it as content expense as a percentage of revenue’s going to grow. Content spend will grow, but our top line’s also going to grow.

Greg Peters:	And the one or even the numbers that Spence referred to earlier include their content spend already. And then on the first part of the question, we think the two services are very complimentary. And to your point, there’s a high overlap of existing HBO Max subscribers who are also Netflix subscribers. That number is quite large and they are paying a nice discreet amount for the value of entertainment that they’re getting. And we think that that’s a really strong affirmative case on the value of the Warner Brothers titles and how they’re monetizing with consumers. We think that that specifically gives us other levers to think about packaging and how do we deliver that.

We’ve also seen that some of these bundles and models, if you construct them correctly, have all sorts of benefits, retention, benefits, engagement benefits as well. But there’s also a lot of value in the flip side of this. So, you can think about the many, many Netflix members around the world who are not currently HBO Max subscribers and are not getting any value from that HBO Max titles, Warner Brothers titles. And there’s a real opportunity we think of actually figuring out how do we bring more of those titles in the right way through some combination of plans and tiering, et cetera, to unlock the value in those assets.

Kannan Venkateshwar:	Thank you.

Spencer Wang:	Thanks, Kannan. Next question, operator.

Operator (Jen):	Thank you. We’ll move next to Michael Morris with Guggenheim.

Michael Morris:	Thank you. Good morning. I wanted to ask a couple questions about the process. There has been some press that this combination could face a pretty challenging regulatory review process. And so, my question there is, what gives you the confidence that you will be able to pass through that process? That’s my first. Then my second is, there’s also coverage that it’s been a pretty competitive bidding process with respect to some other bidders. Do you expect there to be a continuation where another bid could come in and you have to raise the offer, or should we assume that this is the final structure of what this will look like? Thanks.

Ted Sarandos:	Well, first we’d say we’re highly confident in the regulatory process. This deal is pro consumer, pro innovation, pro worker, it’s pro creator, it’s pro growth. And our plans here are to work really closely with all the appropriate governments and regulators, but really confident that we’re going to get all the necessary approvals that we need. These two businesses are complimentary, as Greg said earlier, and they’re also loved businesses, which is really fantastic. Having been deep into this process, if we sound a little tired, it’s because we are. We have found this to be an incredibly rigorous and competitive process.

And in terms of anyone else coming from now, we’ve signed our deal and we are running full speed towards regulatory approval.

Greg Peters:	Yeah, we’re focused on getting this deal done. We’re not going to speculate on what comes after that. And this is we’re full steam ahead.

Ted Sarandos:	We don’t do many of these, but we were deep in this one and I could tell you that it was competitive and rigorous and we’re glad to be done with it this morning.

Michael Morris:	Thank you.

Operator (Jen):	And we’ll hear next from Laurent Yoon with Bernstein.

Laurent Yoon:	Thank you for taking the question. Obviously, Warner Brothers is an amazing asset, but you’re also an amazing company with unparalleled growth of momentum driven by your own content, both in TV and films, but engagement has become a question over the past year, perhaps increasingly so. So, what does this deal all long form, especially at this level of valuation, signal to the market about your view on the challenges you’re facing and increasing engagement? And in other words, will having more of general entertainment category content truly increase engagement materially, not just in the short term, but also in a sustainable way? Thank you.

Ted Sarandos:	Yeah. Greg. Go ahead.

Greg Peters:	Okay. Sorry. I’ll kick it off and answer back to you, Ted. So, I just want to start with the perspective of we aren’t doing this deal because we believe we can’t grow engagement organically. We believe we can and we believe we have been growing. We’ve accelerated our growth and engagement this last quarter from the first half of the year. So, we’re excited about that. We’re optimistic about our slate and where that’s going to go as well. And also, let’s be clear too, that we drive the business primarily to revenue and profit, right? Those are the metrics that we ultimately focus on at the end of the day. Engagement is a good leading indicator into that, obviously.

So, we support looking at that as well, but we’re also excited about the fact that we’re delivering double-digit revenue growth and we’re excited about continuing that path going forward. Now, we believe that, as we discussed previously in this call, that by adding the amazing titles that Warner Brothers has, we believe we can actually unlock more engagement growth as well through that process. And that’s engagement growth beyond just the linear addition that the engagement that the current Warner Brothers properties are winning HBO and HBO Max.

So, that’s where we see the value in the deal, and that’s why we believe we do that because we think that this accelerates our progress as a business in that way. And Ted, did you want to add more there?

Ted Sarandos:	No, you said it all. Again, we had record engagement previous quarter. We’re happy with our outlook for the ongoing organic growth and engagement, double-digit revenue growth and strong key cash flow. Our core fundamentals are strong. This gives us a very unique opportunity to accelerate an already very successful model.

Spence Neumann:	Yeah. I mean, we just had a release on Stranger Things I think a few days ago. I mean, you see how that launched. So, our business continues, as you say, we feel great about the business. It’s got a very healthy growth profile, including that engagement revenue profit flywheel, but this is just a way to, as Greg said, accelerate that long-term opportunity, but it’s not the thing that we ever said we had to have a must have. It’s a great marriage of two businesses that is better together, but not something that was opportunistic for both of our companies, which is great.

Spencer Wang:	Yeah. And maybe if I could just build on that, Laurent, I think maybe the one subtext of your question is, how does our content and programming serve younger audiences, right? And I would say we see, as Ted just mentioned, titled Stranger Things, there’s a lot of engagement from younger demographics. We see that with outer banks as well. And K-pop, even hunters probably need a more amazing example of that as well. So, I’d say for us, what we found is when you have great quality series and films, you see engagement across the board where there’s younger folks or older folks. So, just wanted to add that too. Yeah. Operator, we have time for one more question, please.

Operator (Jen):	Thank you. That question will come from John Blackledge with TD Cowen.

John Blackledge:	Great. Thank you. Maybe Ted, if you could just add on US production of film and episodic shows, what that looks like post the deal and how does the creative community around the world benefit from the deal? Thank you.

Ted Sarandos:	Well, going into this, Netflix is growing. We’ve been growing up and our production in the US as well. We’re in the midst of a large investment in a new studio that we’re building at Fort Monmouth in New Jersey. We built out a fantastic studio in New Mexico and we are the largest producer of original content in California. So, we’re continuing to produce original content at a great pace. And this gives us the ability to then invest in production through the HBO brand and production through the Warner Brothers brand. The Warner Brothers Television Studios will be able to continue to invest in the growth and growth there as well.

So, I think this is a good story because this is a healthy growing business that is going to help another business grow in a more healthy way and be open up audience reach that these creators have never had before. And I think the opportunities are great for American production and for the entertainment industry as a whole to be much more active than it has been over the last several years.

John Blackledge:	Great. Thank you.

Greg Peters:	[Inaudible 00:43:24]. The key on that is that this is a growing, profitable, successful business model that we’re going to continue to build. And that’s great for the entertainment industry. It’s great for production. And so, that’s what we’re going to keep feeding. The combination of these businesses is going to be more and more successful over time and grow that production infrastructure and investment for decades to come.

Spence Neumann:	That’s the thing I’d say I’m most proud of that we’ve been able to do, which is we’ve created a business model that ensures the ongoing production and creation of movies and television. And so, I think by putting more things in through that model, the more success we can all see.

Spencer Wang:	Great. Thank you, Ted and Spence.

Spence Neumann:	Thank you.

Spencer Wang:	Thank you all for your questions and for joining us today, particularly on short notice. We’re super excited about this next chapter for Netflix and Warner Brothers together, and we look forward to sharing more with you all in the coming months. Thanks and have a great day.

Ted Sarandos:	Thanks everybody.

Operator (Jen):	And this concludes today’s conference call. Thank you.

* * *

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Netflix, Inc.’s (“Netflix”) and Warner Bros. Discovery, Inc.’s (“WBD”) current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Netflix and WBD, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, completing the separation of WBD’s Discovery Global business and Warner Bros. business, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of WBD’s and Netflix’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Netflix and WBD; (iii) Netflix’s and WBD’s ability to implement their business strategies; (iv) consumer viewing trends; (v) potential litigation relating to the proposed transaction that could be instituted against Netflix, WBD or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Netflix’s or WBD’s business, including current plans and operations; (vii) the ability of Netflix or WBD to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of WBD’s common stock; (x) legislative, regulatory and economic developments affecting Netflix’s and WBD’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Netflix and WBD operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Netflix’s or WBD’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Netflix’s or WBD’s ability to pursue certain business opportunities or strategic transactions; and (xv) failure to receive the approval of the stockholders of WBD. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Netflix’s or WBD’s consolidated financial condition, results of operations or liquidity. Neither Netflix nor WBD assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Netflix intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Netflix’s common stock to be issued in the proposed transaction and a proxy statement for WBD’s stockholders (the “Proxy Statement/Prospectus”), and WBD intends to file with the SEC the proxy statement. WBD also intends to file a registration statement for the newly formed subsidiary of WBD that will be spun off from WBD prior to the closing of the proposed transaction. The definitive proxy statement (if and when available) will be mailed to stockholders of WBD. Each of Netflix and WBD may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that Netflix or WBD may file with the SEC or mail to WBD’s stockholders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF NETFLIX AND WBD ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE

PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING NETFLIX, WBD, THE PROPOSED TRANSACTION AND RELATED MATTERS.

The documents filed by Netflix with the SEC also may be obtained free of charge at Netflix’s website at https://ir.netflix.net/home/default.aspx. The documents filed by WBD with the SEC also may be obtained free of charge at WBD’s website at https://ir.wbd.com

PARTICIPANTS IN THE SOLICITATION

Netflix, WBD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WBD in connection with the proposed transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Netflix and WBD and other persons who may be deemed to be participants in the solicitation of stockholders of WBD in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC.

Information about WBD’s directors and executive officers is set forth in WBD’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 23, 2025, WBD’s Annual Report on Form 10-K for the year ended December 31, 2024, and any subsequent filings with the SEC. Information about Netflix’s directors and executive officers is set forth in Netflix’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 15, 2025, and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.